Exhibit 8.1

List of Principal Subsidiaries

(as of December 31, 2025)

Principal Subsidiaries	Place of Incorporation
Agora Lab, Inc.	United States
ShengWang HongKong Limited	Hong Kong
Shanghai Shengwang Technology Co., Ltd.	PRC
Agora IO Singapore PTE. Ltd.	Singapore
Shanghai Shengshi Chuangtuo Construction and Development Co., Ltd.	PRC
Agora (Shanghai) Technology Co., Ltd.	PRC